December 4, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Barbara C. Jacobs, Assistant Director

Re:	Brocade Communications Systems, Inc.
Registration Statement on Form S-4
File No. 333-137759
Filed on October 3, 2006
Dear Ms. Jacobs:
     On behalf of Brocade Communications Systems, Inc. (the “Company”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated October 30, 2006 to Tyler Wall, Esq., Vice President and General Counsel of the Company. Courtesy copies of Amendment No. 1 to the Registration Statement on Form S-4 (the “Form S-4”) are enclosed for the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, please note that we have repeated your comments 1 and 2 from the Comment Letter below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter and that the page numbers referenced below correspond to the pages on the Form S-4 as filed with the Commission on December 4, 2006.
Amendment #1 to Form S-4
General
1.	Please be advised that we will not take action with respect to the effectiveness of this filing until the company has cleared staff comments on its Form 10-K for Fiscal Year Ended October 29, 2005. Your disclosure in the Form S-4 should also be updated to reflect any changes to the financial statements or other matters that have arisen as a result of the staff’s review.

As indicated in the Company’s response to the Staff’s comments on its Form 10-K for Fiscal Year Ended October 29, 2005, the Company will revise its future Securities Exchange Act filings as described in its response letter. In addition, we note for the Staff that the Company now meets the requirements for use of Item 10 and Item 11 of Form S-4. Rule 401(c) promulgated under the Securities Act of 1933, as amended provides that “an amendment to a registration statement and prospectus . . . may be filed on any shorter Securities Act registration form for which it [the issuer] is eligible on the filing on the filing date of such amendment.” While the Company’s filing remains on Form S-4, the

Barbara C. Jacobs
Securities and Exchange Commission
December 4, 2006

Company has revised the Form S-4 to include the information required by Item 10 and 11 of Form S-4 and remove the information required by Item 14 of Form S-4. We believe the clear intent of Rule 401(c) is to provide a registrant the opportunity to use “Form S-3” level disclosure when it becomes eligible to do so. As a result, the Company is incorporating by reference its applicable filings under the Securities Exchange Act of 1934, including its Form 10-K for the fiscal year ended October 29, 2005.
Undertakings, Page II-3
2.	Please provide all applicable undertakings provided at Item 512(a) of Regulation S-K.

In response to the Staff’s comment, we have revised the Form S-4 to include all applicable undertakings provided at Item 512(a) of Regulation S-K.
     We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to contact Bradley L. Finkelstein at (650) 565-3514 or Tyler Wall at (408) 333-5547 with any questions regarding our responses to your comments.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Bradley L. Finkelstein
Bradley L. Finkelstein

     cc: Tyler Wall, Esq., Brocade Communications Systems, Inc.